Surna Inc.

1103 United Success Commercial Centre

508 Jaffe Road

Causeway Bay

Hong Kong

surna.com

9 January, 2013

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC

20549

Via Electronic submission (EDGAR)

ATTN

Jamie G. John

Ms. John,

Re

Surna 8-K Filed on 14 November, 2012 (File No. 000-54286)

Surna Inc. (the “company”) hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For and on behalf of

Surna Inc.

/s/ Richard Clarke

Richard Clarke

Director and

Principal Executive Officer

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